Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT

APPOINTMENT OF JOINT COMPANY SECRETARIES AND AUTHORISED REPRESENTATIVE

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) is pleased to announce that Mr Wu Enlai has been appointed as joint company secretary and authorised representative of the Company and Mr Mao Zefeng has been appointed as joint company secretary of the Company with effect from 25 February 2014.

Mr Wu Enlai, aged 54, currently the general manager of PetroChina Guangxi Petrochemical Company, and the head of Enterprise Coordination Team of the Company in Guangxi. As a professorate senior engineer, Mr Wu has over 30 years of work experience in China oil industry. Mr Wu obtained a bachelor’s degree from East China Petroleum Institute with a major in refining and petrochemical in August 1982, and obtained a master’s degree in management science from China University of Petroleum in June 1999. He also obtained an MBA degree in 2002 from University of Calgary. Mr Wu served as the deputy director general of Tarim Petrochemical Engineering Construction Headquarters from August 1997 to July 2002, the deputy director general of M&A department of China National Petroleum Corporation from August 2002 to December 2003 and the deputy general manager of China National Oil and Gas Exploration and Development Corporation from January 2004 to April 2005. Mr Wu was appointed as the head of the Preparatory Work Team for the establishment of PetroChina Guangxi Petrochemical Company in May 2005, and has been its general manager since October 2005 and the head of Enterprise Coordination Team of the Company in Guangxi since September 2012.

Mr Mao Zefeng, aged 57, currently the senior assistant secretary to the Board, the head of the investor relations of the Company and the director general of the supervisory committee office. Mr Mao is a professorate senior economist and has over 30 years of work experience in China oil industry. Mr Mao has served in various positions in relation to the management of investor relations, public relations, legal affairs, Board affairs and administration of foreign cooperation of the Company, including the deputy general manager of CNPC International Kazakhstan Co. from 1997 to 1998, the chief economist of international cooperation department, the deputy director general of domestic foreign cooperation management department of China National Petroleum Corporation and the deputy general manager of the legal department of the Company from 1999 to 2000, the assistant secretary to the Board, the head of investor relations, the Hong Kong chief representative and the overseas spokesman of the Company from 2000 to 2010. Mr Mao has been the director general of the supervisory committee office of the Company since August 2011. Mr Mao obtained a bachelor’s degree from Yunnan University in 1982 with a major in English literature. He also obtained an MBA degree in the Eastern Illinois University in 1995.

In order to satisfy the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), the Company has submitted to The Stock Exchange of Hong Kong Limited (the “Exchange”), and the Exchange has granted, a waiver from strict compliance with Rule 3.28 and Rule 8.17 of the Listing Rules provided that Mr Wu will be assisted by Mr Mao as a joint company secretary in discharging the functions of company secretary for a period of three years from the effective date of appointment. Upon the expiry of the 3-year period, the Company will notify the Exchange to re-visit the situation.

By order of the Board PetroChina Company Limited
Zhou Jiping
Chairman

Beijing, the PRC

25 February 2014

As at the date of this announcement, the board of directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive directors; Mr Li Xinhua, Mr Wang Guoliang and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.